UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68706 / January 23, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15111

In the Matter of

CHINA WESEN RECYCLING	:	
TECHNOLOGY, INC.,	:	ORDER MAKING FINDINGS AND
CHOPIN VENTURE GROUP, INC.,	:	REVOKING REGISTRATIONS BY
COGITO MEDIA GROUP, INC.,	:	DEFAULT AS TO FOUR
CRESCENDO ACQUISITION CORP.,	:	RESPONDENTS
CROSSWAVE COMMUNICATIONS, INC.,	:	
CROWN INTERNATIONAL, INC., and	:	
CRYSLER CORP.	:	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on November 29, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that China Wesen Recycling Technology, Inc. (China Wesen), Chopin Venture Group, Inc. (Chopin Venture), Cogito Media Group, Inc. (Cogito Media), and Crescendo Acquisition Corp. (Crescendo) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by December 17, 2012, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Answers were due ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). On January 8, 2013, Respondents were ordered to show cause, by January 18, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause. No Respondent attended the telephonic prehearing conference held on January 14, 2013.

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[1] The proceeding has ended as to Respondents Crown International, Inc., and Crysler Corp. See China Wesen Recycling Tech., Inc., Exchange Act Release No. 68466 (Dec. 19, 2012); China Wesen Recycling Tech., Inc., Exchange Act Release No. 68623 (Jan. 11, 2013). Respondent Crosswave Communications, Inc., has not been served with the OIP and remains in the proceeding.

Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. <u>See</u> 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

China Wesen (Central Index Key (CIK) No. 1421524) is a Delaware corporation located in Guangzhou, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Wesen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $26,000 for the prior nine months.

Chopin Venture (CIK No. 1140296) is a Nevada corporation located in Abbotsford, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chopin Venture is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2002, which reported a net loss of over $17,000 for the prior six months.

Cogito Media (CIK No. 1420836) is a Colorado corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cogito Media is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2010, which reported a net loss of over $19.5 million for the prior nine months.

Crescendo (CIK No. 1289813) is a void Delaware corporation located in Furstentum, Liechtenstein, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Crescendo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2005, which reported a net loss of over $11,000 for the prior year.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Wesen Recycling Technology, Inc., Chopin Venture Group, Inc., Cogito Media Group, Inc., and Crescendo Acquisition Corp. is hereby REVOKED.

It is FURTHER ORDERED, in view of the representations made by the Division of Enforcement at the January 14, 2013, prehearing conference regarding its efforts to serve the OIP on Respondent Crosswave Communications, Inc., that the telephonic prehearing conference scheduled for February 14, 2013, is CANCELED.

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Cameron Elliot
Administrative Law Judge